H. MAURICE MITCHELL

(1925-2011)

WILLIAM H.L. WOODYARD, III

(1945-2014)

MICHELE ALLGOOD

JOHN K. BAKER

SHERRY P. BARTLEY

STEVE BAUMAN

TRAV BAXTER

R. T. BEARD, III

MICHELLE L. BROWNING

C. DOUGLAS BUFORD, JR.

BURNIE BURNER[1]

FREDERICK K. CAMPBELL[2]

CHARLES B. CLIETT, JR.[3]

KEN COOK

ELISABETH S. DELARGY[5]

JILL GRIMSLEY DREWYOR[6]

DOAK FOSTER[2]

BYRON FREELAND

KAREN P. FREEMAN[13]

ALLAN GATES[2]

KATHLYN GRAVES

HAROLD W. HAMLIN

L. KYLE HEFFLEY[9]

BEN D. JACKSON

ANTON L. JANIK, JR. [10]

M. SAMUEL JONES III

TONY JUNEAU

JOHN ALAN LEWIS

D. NICOLE LOVELL

WALTER E. MAY

BRUCE MCCANDLESS III[11]

LANCE R. MILLER

STUART P. MILLER

T. ARK MONROE, III[2]

MARSHALL S. NEY

JENNIFER R. PIERCE

CHRISTOPHER D. PLUMLEE

JULIE M. POMERANTZ[16]

LYN P. PRUITT

CHRISTOPHER T. ROGERS

J. SCOTT SCHALLHORN

BARRY G. SKOLNICK[12]

DERRICK W. SMITH[2]

STAN D. SMITH

JEFFREY L. SPILLYARDS

CLAYBORNE S. STONE

JEFFREY THOMAS[2]

BRIAN A. VANDIVER

WALTER G. WRIGHT, JR.

TOD YESLOW[7]

425 WEST CAPITOL AVENUE, SUITE 1800 LITTLE ROCK, ARKANSAS 72201-3525 TELEPHONE 501-688-8800 FAX 501-688-8807

9ANGELA ARTHERTON

MELISSA BANDY

1K.C. BARNER

CORY D. CHILDS

CRAIG R. COCKRELL

ALEX T. GRAY

MEGAN HARGRAVES

CHRISTOPHER A. MCNULTY

KATIE M. PAPASAN

BRIAN A. PIPKIN

KENDRA PRUITT

7KATHY SHARP

BRADFORD R. SHUMPERT

AMANDA L. STANTON

ZACHARY T. STEADMAN

MARY CATHERINE WAY

ADRIENNE L. WOODS

ASHLEY D. YOUNGER

COUNSEL

8BENJAMIN D. BRENNER

JASON T. BROWNING

7ADRIA W. CONKLIN

COURTNEY C. CROUCH, III

JANE W. DUKE

15GEORGE R. ERNST

7MARTHA MCKENZIE HILL

4GINGER HYNEMAN

MARGARET A. JOHNSTON

1AMANDA L. MACLENNAN

KAREN WHATLEY

OF COUNSEL

W. CHRISTOPHER BARRIER

JOSEPH W. GELZINE

DONALD H. HENRY

14HERMANN IVESTER

ANNE S. PARKER

1LARRY PARKS

JOHN S. SELIG

MARCELLA J. TAYLOR

RICHARD A. WILLIAMS

2 ADMITTED IN DISTRICT OF COLUMBIA AND ARKANSAS

3 ADMITTED IN ARIZONA, TEXAS AND ARKANSAS

4 ADMITTED IN TENNESSEE AND ARKANSAS

5 ADMITTED IN TENNESSEE AND TEXAS

6 ADMITTED IN OKLAHOMA AND ARKANSAS

7 ADMITTED IN TEXAS AND ARKANSAS

8 ADMITTED IN CALIFORNIA AND ARKANSAS

9 ADMITTED IN MISSOURI AND ARKANSAS

WRITER’S DIRECT DIAL 501-688-8866 August 26, 2014

10 ADMITTED IN COLORADO AND ARKANSAS

11 ADMITTED IN DISTRICT OF COLUMBIA,  NEW YORK, AND TEXAS

12 ADMITTED IN NEW YORK AND PENNSYLVANIA

13 ADMITTED IN DISTRICT OF COLUMBIA, TEXAS AND ARKANSAS

14 ADMITTED IN THE U.S. PATENT

AND TRADEMARK OFFICE AND ARKANSAS

15 ADMITTED IN PENNSYLVANIA AND ARKANSAS

16 ADMITTED IN GEORGIA AND TEXAS

ALL OTHERS ADMITTED ONLY IN ARKANSAS

Mr. Joshua Samples

United States Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

Re:	Home BancShares, Inc.
Form 10-K for year ended December 31, 2013, filed February 28, 2014, incorporating from Schedule 14A filed on March 4, 2014
File No. 000-51904

Dear Mr. Samples:

As a follow up to our conversation this morning, you have requested that we provide additional information relating to disclosure made by Home BancShares, Inc. (the “Company”) in its Proxy Statement filed on March 4, 2014, which was incorporated into Item 13 of the Company’s Annual Report on Form 10-K filed on February 28, 2014. The relevant disclosure is included in the section titled “Certain Relationships and Related Transactions” under the subheading “Real Estate Transactions.”

We are providing this letter for the purpose of clarifying the disclosure made regarding lease payments to First Real Estate LTD Partnership LLLP, of which director Robert H. Adcock, Jr. is a partner, and to Conservative Development Company, a corporation controlled through common ownership by director Richard H. Ashley. During 2013, the aggregate payments made directly or indirectly to First Real Estate LTD Partnership LLP totaled $20,220 and the aggregate payments made directly or indirectly to Conservative Development Company totaled $77,720. First Real Estate LTD Partnership LLP and Conservative Development Company are not affiliated with each other and are not under common ownership. These transactions did not exceed $120,000 individually or in the aggregate.

Mr. Joshua Samples

August 26, 2014

Please contact us immediately if you have any questions or if this is insufficient to complete our response to the Staff’s comment.

Sincerely,

MITCHELL, WILLIAMS, SELIG,
GATES & WOODYARD, P.L.L.C.

/s/ C. Douglas Buford, Jr.

CDB:lj

cc:	Mr. C. Randall Sims